AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT, dated as of March 13, 2018, is made and entered into by and between MSS Series Trust, an Ohio business trust (the "Trust"), on behalf of the CCA Aggressive Return Fund (the "Fund”), and Checchi Capital Advisers, LLC (the "Adviser"), a Delaware limited liability company and supersedes any previous expense limitation agreements entered into by the parties.

WHEREAS, the Adviser has been appointed the investment adviser of the Fund pursuant to a management agreement between the Trust and the Adviser dated October 16, 2017 (the "Advisory Agreement"); and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1.

The Adviser agrees, subject to Section 2 hereof:

(a)

to advance organizational expenses and offering expenses incurred before the commencement of operations of the Fund; and

(b)

to reduce the fees payable to it under the Advisory Agreement (but not below zero) and reimburse other operating expenses of the Fund to the extent necessary to limit the annual rate of total operating expenses of each class of shares of the Fund (exclusive of any 12b-1 fees, acquired fund fees and expenses, interest expenses, dividend expenses on short sales, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation ("Excluded Expenses")), to 0.90% of the average daily net assets attributable to the Institutional Class shares  (the “Maximum Operating Expense Limit”).

2.

The Fund agrees to repay to the Adviser any advances pursuant to Section 1(a) (“Advances”) and any fee waivers and/or expense reimbursements pursuant to Section 1(b) (collectively, “Waivers and Reimbursements”; together with “Advances,” referred to as “Adviser Payments”), subject to the limitations provided in this Section.  An Adviser Payment is subject to repayment by the Fund within the three years following the end of the fiscal year in which the Adviser Payment occurred.  For this purpose, Advances are deemed to have occurred in the first fiscal year of the Fund’s operations, regardless of when paid.  Repayments shall be made monthly, but only if the operating expenses of the Fund (exclusive of Excluded Expenses), together with such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Maximum Operating Expense Limit for each class of shares of the Fund.

3.

The current term of this Agreement shall be from March 31, 2018 through April 1, 2019; and shall automatically renew every year, until such time as the Adviser provides written notice of non-renewal to the Trust.  Such annual renewal will have the effect of extending this Agreement for an additional one-year term.  Any notice of non-renewal of this Agreement shall be prospective only, and shall not affect the Adviser’s or the Trust’s existing obligations under this Agreement.

4.

A copy of the Agreement and Declaration of Trust, as amended from time to time, establishing the Trust is on file with the Secretary of State of Ohio, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

5.

This Agreement may be terminated at any time, without payment of any penalty, by the Board of Trustees upon sixty (60) days' written notice to the Adviser.  This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees. This Agreement will automatically terminate if the Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Advisory Agreement's termination for the Fund.

6.

This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the date first above written.

MSS Series Trust	Checchi Capital Advisers, LLC
By: /s/ Brandon Pokersnik	By: Adam D. Checchi
Name: Brandon Pokersnik	Name: Adam D. Checchi
Title: Secretary	Title: President